UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           CISTRON BIOTECHNOLOGY, INC.
                         -------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
                        ----------------------------------
                         (Title of Class of Securities)

                                    172849101
                              --------------------
                                 (CUSIP Number)

                                October 30, 1998
                     ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         Continued on following page(s)
                               Page 1 of 10 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13G

CUSIP No. 172849101                                           Page 2 of 10 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Rhone-Poulenc S.A.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  FRANCE

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  2,000,000
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            2,000,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,000,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                        [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    8.00%

12       Type of Reporting Person*

                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 172849101                                           Page 3 of 10 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Pasteur Merieux Serums & Vaccins, S.A.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  FRANCE

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  2,000,000
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   0
   With
                           8        Shared Dispositive Power
                                            2,000,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,000,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                             [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    8.00%

12       Type of Reporting Person*

                  OO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 10 Pages


Item 1(a)         Name of Issuer:

                  Cistron Biotechnology, Inc. ("Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  101 Bloomfield Avenue, Pine Brook, New Jersey 07058.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Rhone-Poulenc S.A. ("Rhone-Poulenc"); and

                  ii)      Pasteur Merieux Serums & Vaccins, S.A. ("PMSV").

                  This Statement relates to Shares (as defined herein) held for the account of PMSV. PMSV is a wholly-owned subsidiary of Rhone-Poulenc.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of Rhone-Poulenc is 25 Quai Paul Doumer, 92408 Courbevoie Cedex, France. The address of the principal business office of PMSV is 58 Avenue Leclerc, 69007 Lyon, France.

Item 2(c)         Citizenship:

                  i)       Rhone-Poulenc is a French societe anonyme; and

                  ii)      PMSV is a French societe anonyme.


Item 2(d)         Title of Class of Securities:

                           Common Stock, $0.01 par value (the "Shares").

Item 2(e)         CUSIP Number:

                           172849101

                                                              Page 5 of 10 Pages



Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

Item 4.       Ownership:

Item 4(a)     Amount Beneficially Owned:

                           As of November 13, 1998, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                           i) Each of Rhone-Poulenc and PMSV may be deemed to be the beneficial owner of 2,000,000 Shares held for the account of PMSV. This number consists of (A) 1,333,333 Shares held for the account of PMSV and (B) 666,667 Shares issuable upon the exercise of 666,667 currently exercisable warrants held for the account of PMSV.

                           All of the Shares and warrants held for the account of PMSV were purchased in a private transaction.

Item 4(b)     Percent of Class:

                           i) The number of Shares of which each of Rhone-Poulenc and PMSV may be deemed to be the beneficial owner constitutes approximately 8.00% of the total number of Shares outstanding (assuming exercise of the 666,667 warrants held for the account of
                                    PMSV).


Item 4(c)     Number of shares as to which such person has:

     Rhone-Poulenc
     -------------

     (i)      Sole power to vote or to direct the vote:                        0

     (ii)     Shared power to vote or to direct the vote:              2,000,000

     (iii)    Sole power to dispose or to direct the disposition of:           0

     (iv)     Shared power to dispose or to direct the disposition of: 2,000,000

                                                              Page 6 of 10 Pages


     PMSV
     ----

     (i)    Sole power to vote or to direct the vote:                          0

     (ii)   Shared power to vote or to direct the vote:                2,000,000

     (iii)  Sole power to dispose or to direct the disposition of:             0

     (iv)   Shared power to dispose or to direct the disposition of    2,000,000

Item 5.     Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            (i)   The   shareholders   of   Rhone-Poulenc   have  the  right  to
participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by PMSV in accordance with their ownership interests in PMSV.

            (ii) The shareholders of PMSV have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for PMSV's account.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  This Item 7 is not applicable.

Item 8.     Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.    Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 7 of 10 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 13, 1998               RHONE-POULENC S.A.


                                       By:   /s/ Damian Braga
                                             -----------------------------------
                                             Damian Braga
                                             Attorney-in-Fact


Date:  November 13, 1998               PASTEUR MERIEUX SERUMS & VACCINS, S.A.


                                       By:   /s/ Damian Braga
                                             -----------------------------------
                                             Damian Braga
                                             Attorney-in-Fact

                                                              Page 8 of 10 Pages




                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------
A.        Page No. Power of Attorney dated as of November 9,
          1998 granted by Pasteur  Merieux Serums & Vaccins,
          S.A. and  Rhone-Poulenc  S.A. in favor of David J.
          Williams, Damian Braga, Paul Kirkconnell,  Doug B.
          Reynolds and Robert Becker........................                   9

B         Joint Filing  Agreement dated November 13, 1998 by
          and among  Rhone-Poulenc  S.A. and Pasteur Merieux
          Serums & Vaccins,S.A..............................                  10